MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITIONS AND RESULTS OF OPERATION AT DECEMBER 31, 2004

DATED MARCH 22, 2005 and revised on FEBRUARY 22, 2006

Management’s Discussion and Analysis (“MD&A”) of financial condition and results of operation of DRC Resources Corporation (“the Company” or “DRC”) for the year ended December 31, 2004 should be read in conjunction with the Company’s consolidated financial statements and corresponding notes for the period ending December 31, 2004. The focus of this discussion is on material changes and information relating to the current period and may exclude certain information disclosed in the previous period’s discussion.

DRC prepares and files its consolidated financial statements and MD&A in Canadian (“CDN”) dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”) with a note to the financial statement reconciling the figures to United States generally accepted accounting principles (“USGAAP”).

Amendments

As a result of the review by the Company of management’s discussion and analysis of the Company for the financial year ended December 31, 2004 (the “Restated MD&A”), the following revised disclosure is being provided to reconcile certain matters in the Restated MD&A.

Revisions of Selected Financial Information (Restated MD&A – December 31, 2004)

Quarter ended		Revised		Revised
	December	December	December	December
	31, 2004	31, 2004	31, 2003	31, 2003
	(Y/E) figures		(Y/E) figures
Net Operating Revenue	565,506	145,875	108,482	113,250
(Loss) Before Taxes	(1,202,805)	(1,115,097)	(415,702)	(99,528)
(Loss) per Share	(0.09)	(0.08)	(0.04)	(0.09)
Net Income(Loss)	(1,249,545)	(1,144,892)	(1,218,371)	(809,697)
(Loss) per Share	(0.09)	(0.08)	(0.13)	(0.09)

Overview

DRC Resources Corporation with head office located in Vancouver, British Columbia, was incorporated in 1980. The Company is a development stage, resource company engaged in the location, acquisition, evaluation, exploration and development of mineral interests. The Company’s presently issued 13,941,766 shares are listed on the Toronto Stock Exchange (TSX symbol DRC) and the American Stock Exchange (AMEX symbol DRJ). The main project of the Company is the Afton Copper-Gold Project,

Quarter ended		Revised
	September	September
	30, 2004	30, 2004
(Loss) Before Taxes	140,903	(140,903)
Net Income(Loss)	146,626	(146,626)

Quarter ended	June 30,	June 30,	March 31,	March 31,
	2003	2003	2003	2003
Net Operating Revenue (Loss)	(8,747)	23,256	(4,615)	24,720

located 10 kilometres west of Kamloops, British Columbia. The Company also owns a mineral interest in Ontario which is being maintained with no further work program presently planned.

The Company’s business is managed by directors and executives with professional backgrounds and many years experience in the mining industry, augmented by independent geological and mining professionals (qualified persons) retained to advise the Company on its main project.

In October, 2004, Mr. Christopher J. Bradbrook joined the management of the Company as President & CEO, replacing Mr. John Kruzick, founder of the Company, who moved to the position of Chairman of the Board. Mr. Bradbrook’s 25 year career in the mining industry includes experience in many aspects of the industry, including exploration, mine development, corporate development work, financial analysis, investor relations and marketing. Most recently he was Vice President of Corporate Development for Goldcorp Inc. (TSX:G; NYSE:GG).

On March 22, 2004, Mr. Michael W.P. Hibbitts joined the executive team as a senior officer, Vice President of Exploration & Development with the principal responsibility for managing the design, implementation and supervision of the underground exploration program to advance the Afton Copper-Gold Project through the feasibility stage.

In August, 2004 the Company received a United States Securities and Exchange (SEC) Form 20F registration pursuant to Section 12(b) of the Securities Exchange Action of 1934. The shares of the Company were listed for trading on the American Stock Exchange on November 12, 2004 under the trading symbol DRJ. The quorum requirements for U.S. listed issuers pursuant to Amex requirements is recommended to be 33 1/3% of shares issued and outstanding and entitled to vote. DRC Resources’ quorum requirements, as outlined in the Company’s By-Laws, are two shareholders present in person or by proxy holding at least 1/20th of the shares entitled to vote at a meeting. DRC Resources has received from Amex an exemption from the Quorum requirements for listed issuers.

In evaluating the Company’s financial condition and performance, management looks at DRC’s relative position in the context of reporting mineral exploration companies in Canada. In that context, management sees the Company as emerging from junior to advanced exploration stage, in which its decision making capabilities will undergo more rigorous testing as DRC moves toward the development and production stages on its advanced Afton Copper-Gold Project. How effectively the Company meets the new issues and challenges will depend upon recently made and planned staff additions and the management of priorities in conduct of the Afton Copper-Gold Project. Management perceives the advancement of DRC’s status as due to selection of highly qualified technical advisors, on-site attention of management to conduct exploration work, understanding of what constitutes a successful exploration attempt and careful cash management. All of those qualities must continue, and be improved upon, to meet the challenges of higher cost activities (underground vs. surface exploration). While a generally improved economic climate in the mining industry has greatly assisted in the money raising area, the main risks to achievement of objectives will be increased competition for both expert personnel and contract labour which is expected to result in a general increase in costs and, possibly, delay in getting jobs completed. Hence, staffing and cost management are expected to be the main challenges to company stewardship in the near term.

Progress and Outlook

During 2004 the Company focused on the exploration of the Afton Copper-Gold Project (“Afton Project”) and the Ajax/Python Claim Group (Ajax Property), located near Kamloops, British Columbia. As a mineral exploration company, the future liquidity of DRC will be affected principally by the level of exploration expenditures and by its ability to raise capital through the equity markets. The Company’s cash position is more than sufficient to fund planned exploration expenditures at Afton and meet ongoing obligations as they become due. However, additional financing may be required to conduct further exploration on the Ajax Property, also located near Kamloops, British Columbia and to expand the Company’s inventory of mineral resource properties and conduct future exploration. Several financial institutions have approached the Company with proposals to further strengthen the Company’s working capital. Management is investigating the ways in which it may advantageously maximize these financing proposals.

AFTON COPPER-GOLD PROJECT

The Company is moving forward with its plan to advance the Afton Project through the feasibility stage by carrying out an underground exploration and development program. In the fourth quarter 2004 the Company engaged the services of Procon Mining and Tunnelling Ltd. to complete the 2000 metre Afton Exploration Decline. This is an essential step in advancing the project through completion of a bankable feasibility study by providing underground working access to conduct additional exploration work and confirmation sampling and probing of the known deposit in cross-cutting the Afton Mineral Zone. Definition diamond drilling, bulk sampling and technical studies will be carried on concurrently with development of the decline to complete the Afton Feasibility Study. The underground definition diamond drilling is designed to provide the information necessary to upgrade resources to the reserve category. The bulk sampling program taken in cross-cut of the mineral zone will provide grade continuity data required for final mine design and metallurgical information for refinement of mill and process design as well as reserve estimates. The Feasibility Study will include commissioning an independent mine engineering consulting group to finalize a plan for placing the Afton Copper-Gold Project into production. The decline excavation comprises the major part of an $18 Million final feasibility program that includes extensive definition drilling.

In early 2004 Behre Dolbear & Company Ltd. of Vancouver, British Columbia finalized an advanced Scoping Study that included an economic evaluation of the Afton Project, Kamloops, BC in compliance with National Policy 43-101. The study addressed the mineral resource, a number of possible mining methods, mineral processing, and permitting for the Afton Project. The study provided an estimate of capital and operating costs related to the potential development of an underground bulk tonnage mining operation at Afton. This study was filed on SEDAR. The relevant project statistics are outlined below:

Afton Project Statistics
	Mineral Resource	Measured and Indicated[1]	68,700,000 tonnes	1.68% CuEq
		Inferred Resource	7,450,000 tonnes	1.61% Cu Eq
	Mineral Resource Within the	Measured and Indicated	46,983,000 tonnes	1.72% Cu Eq
	Proposed Mine Plan	Inferred Resource	4,543,000 tonnes	1.72% Cu Eq
	Total Material to be Mined	All Categories[2]	51,526,000 tonnes	1.72% Cu
				Eq
	Metallurgical Recovery	Copper		90%
		Gold		90%
		Silver		75%
		Palladium		74%
	Mining Method		Underground Panel (Block) Caving
	Production Rate (Mine & Mill)		9,000 tonnes per day
	Mine Life			17.8 years
	Average Annual Production	Copper		29,350 tonnes
		Gold		71,000 ounces
		Silver	178,100 ounces
		Palladium		7,700 ounces
	Initial Capital Cost[3]			$140,034,000
Working Capital and Initial Inventory				$9,700,000
	On-going Capital			$191,351,000
	Unit Operating Cost	(at full production)	$9.77/tonne milled
	Net Present Value	0%		$418,206,437
		5%		$203,578,770
		7.5%		$140,373,936
		10%		$94,306,153
	Internal Rate of Return	(pre-tax)		26.68%
		(after tax)		19.94%
	Payback Period			3.7 years
Notes:	1	Afton Main Zone Only (@ 0.7% Cu Eq cut-off grade)
	2	See Note on Page 17, Section 3.0
	3	Currency used throughout is $Canadian

A Mineral Resource Study completed by Behre Dolbear established the Afton Project as a large high-grade copper-gold mineral deposit with potential of developing additional tonnage through further exploration. The study estimates significant tonnage and grade for the Afton Project using cutoff grades ranging from 0.1% to 4.0% Copper Equivalent. This Mineral Resource Study was incorporated in the Afton Advanced Scoping Study.

Afton Main Zone

Measured, indicated and inferred resources were calculated using a geological block model with 10 x 10 x 10 metre blocks and ordinary kriging. A resource summary is presented below for the Afton Main Zone at a cut off grade of 0.7% Cu Eq.

Mineral Resource Estimate
Resource	Tonnes>Cutoff	Grade>Cutoff		Contained Product
Category	(tonnes)			In-situ
		CuEQ%	AuEQ(g/t)	Copper (lb)	Gold (oz)
Measured	9,540,000	1.956	3.039	271,000,000	290,000
Indicated	59,160,000	1.635	2.541	1,368,000,000	1,577,000
Measured	68,700,000	1.679	2.609	1,639,000,000	1,866,000
and
Indicated
Inferred	7,450,000	1.480	2.300	151,790,000	188,000

The copper and gold equivalents are based on the following metal price assumptions:

Metal	Price (US$)	Recovery
Copper	$0.85/lb.	90%
Gold	$375/oz.	90%
Silver	$5.25/oz.	75%
Palladium	$200/oz.	74%

The Afton mineral resource estimates, based on 2000-2003 diamond drill results from 90 drill holes totaling 42,450 metres, were calculated by Mr. Gary Giroux, P. Eng., and incorporated into the Advanced Scoping Study under the direction of Mr. James A. Currie, P. Eng. Both Mr. Giroux and Mr. Currie are independent Qualified Persons as defined under the National Instrument 43-101. All drill hole samples were prepared under the supervision of DRC personnel and shipped to Eco Tech Laboratories Ltd., a British Columbia Certified Assayer, for analysis. DRC employs a comprehensive QA/QC program including the use of standards and internal and external check samples. Behre Dolbear has reviewed the QA/QC program and is of the opinion that it meets or exceeds industry standards. Industry-accepted methods were used for grade estimation using ordinary kriging (a method of determining a weighted average in such a way that the geostatistical estimation variance of the weighted average is minimized). The assays were composited into 10 metre down-hole composites. Reasonableness of grade interpolation was reviewed by visual inspection of sections displaying block model grades, drill-hole composites and geology with good agreement being observed. In accordance with National Instrument 43-101, both the updated Mineral Resource Study and the updated advanced Scoping Study were filed on SEDAR.

The resources developed by DRC Resources are not reserves and, until such time as resources are proven to be reserves, there is a risk that the Company may not achieve ongoing operations from which it may derive significant income.

AJAX PROPERTY

During the 2004 field season six diamond drill holes were completed on the Company’s Ajax property located on the Company’s 100% owned Ajax Property, located 10 km east of the Afton Property, Kamloops, BC. The purpose of the diamond drill program was to test for sulphide mineralization between the two Ajax open pits and below the previously mined depths. Drilling successfully indicated a large near-surface copper sulphide system with an associated gold credit between and deeper than the previously mined Ajax East and Ajax West pits. The Ajax Property, consisting of 77 mineral claims, covering 4500 acres, is connected by an existing 10 km mine haulage road to the Afton Copper-Gold Property to the west.

The results of the Company’s exploration programs prompted a geological interpretation of the area that represents a significant departure from the concept on which the shallow surface pits of copper-gold ore were developed and mined by the previous operator in the early nineteen nineties. The exploration drill program has outlined copper-gold mineralization with an interpreted vertical depth of 300 metres below surface and with an apparent thickness of 400 metres which is consistent with the zone mined in the two open pits. Three of the six drill holes were drilled over a strike length of approximately 400 metres. Two drill holes completed to the northwest of the Ajax East and West pits did not intersect the mineralized zone as the holes were collared too far in the foot wall of the zone.

The Ajax East and West pits have been described as porphyry deposits in geological publications. The Company is encouraged by the size and depth of the system and intends to continue to explore for a higher grade core.

Significant assay results for three drill holes intersecting the mineral zone over a length of 400 metres and to a depth of 300 metres below surface are as follows:

ASSAY INTERSECTIONS FOR AX-01 @ -55°/121°

Core Length (m)	Depth (m)	Copper (%)	Gold (g/t)
51	75-126	0.232	0.145
121	156-277	0.240	0.169
63	307-370	0.362	0.165
31.2	421-452.2	0.249	0.126

ASSAY INTERSECTIONS FOR AX-02 @ -52°/120°

Core Length (m)	Depth (m)	Copper (%)	Gold (g/t)
194	26-220	0.223	0.141
123	277-400	0.221	0.082

ASSAY INTERSECTION FOR AX-04 @ -55°/120°

Core Length (m)	Depth (m)	Copper (%)	Gold (g/t)
278	27-305	0.233	0.159

All drill hole samples were prepared under the supervision of DRC personnel and shipped to Eco Tech Laboratories Ltd., a British Columbia Certified Assayer, for analysis.

Selected Annual Information

The selected financial data appearing below for the fiscal years ending December 31, 2004, 2003, and 2002 are set forth in Canadian dollars and extracted from the audited Consolidated Financial Statements (filed on SEDAR).

DRC’s financial statements are prepared in accordance with generally accepted accounting principles (GAAP) that apply in Canada with a note to the financial statement reconciling the figures to United States generally accepted accounting principles (“USGAAP”). The selected financial data appearing in the first table below is presented in accordance with Canadian GAAP.

The following selected financial data should be read in conjunction with, and is qualified in its entirety by reference to DRC Resources’ audited Consolidated Financial Statements.

	Year Ended Dec 31, 2004	Year Ended Dec 31, 2003	Year Ended Dec 31, 2002
Net Operating Revenue	565,506	108,482	114,260
Net Income (Loss)	(1,249,545)	(1,218,371)	(185,907)
Income (Loss) per Share	(0.09)	(0.13)	(0.02)
Total Assets	31,795,645	28,470,396	6,492,825
Net Assets	29,655,721	27,427,076	6,333,889
Deferred Income Taxes	922,675	875,935	113,767
Cash Dividends per share	Nil	Nil	Nil
Deficit	(4,220,830)	(2,971,285)	(1,752,914)
Capital Stock	33,008,361	30,398,361	8,086,803
Weighted Average Number of	13,390,604	9,746,722	8,704,716
Shares

During 2004 incentive stock options totaling 865,000 common shares were exercised at prices between $3.00 and $3.50 netting $2,550,000 to the treasury. With approximately $23 million in cash assets, DRC currently has sufficient funds to meet its obligations and to carry out its exploration plans and complete the feasibility study. There is no assurance that DRC will in the future be able to obtain all the financing it requires on acceptable terms and conditions, or at all. The only sources of future funds presently available to DRC are the sale of equity capital, or the offering of an interest in its properties to be earned by another person or firm carrying out further exploration or development of the properties.

Operating Results

During 2004 the main focus of the Company has been the exploration of the Afton Project in Kamloops, BC as described in the Progress and Outlook section above.

The advanced Scoping Study on the Afton Main Mineral Zone prepared by Behre Dolbear and Company Ltd., is based on a Mineral Resource (all categories) of 76 million tonnes and indicates that panel cave mining and conventional flotation technology are viable methods of application for mining and processing of a 51.5 Million Tonne Mineral Resource. The Study indicates an estimated life-of-mine cash operating cost of US$0.15 per pound of copper and a total operating cost of less than US$0.40 per pound of copper, both costs being net of precious metal credits. A copper price of US$0.85/lb was used in the economic calculation for this study. Persistence of the current robust metals market, in which copper prices have exceeded US$1.40 per pound, would enhance the economic potential of the Afton Project. The Company has now proceeded to the feasibility stage. This will enable a more detailed analysis of all potential mining methods and economic scenarios (including that envisaged in the scoping study) in order to determine the optimum method of developing a mine at the Afton Project site.

To the beginning of 2004, a total of $5 million had been expended to take the Afton Project through the initial exploration stage which included the 2000-2003 diamond drill programs. Preparation, engineering studies and government approvals for the start-up of the underground development began in early 2004, with the physical work on underground ancillary decline commencing in early November 2004. Approximately $9 million has been expended on the Afton Project to date.

Behre Dolbear’s Advanced Scoping Study completed in 2004, estimated the additional costs to take the Afton Project to feasibility study and through permitting over a period of 18 months will involve the following work:

Item	Cost
Underground Development	$13,626,000
Definition Drilling from Underground	1,862,000
Metallurgical Testing	250,000
Environmental/Permitting	610,000
Technical Studies	250,000
Feasibility Study	750,000
DRC Supplied Personnel	400,000
Total	$17,748,000

This feasibility study is fully funded as the result of a $24 million financing completed in November 2003. To date, approximately $4 million has been expended on the feasibility study.

Note: Certain technical reports outlining the above have been filed on SEDAR. A direct link to SEDAR may be found on the Company’s website: www.drcresources.com.

Summary of Quarterly Information

The following selected financial data should be read in conjunction with, and is qualified in its entirety by reference to DRC’s audited and interim Consolidated Financial Statements.

The Afton Copper-Gold Project exploration programs are the only significant expenditures in progress. All exploration has been funded by external financing through issue of securities of DRC. The Company has no current ongoing mining operations and no significant income.

Foreign currency fluctuations had a limited negative effect on DRC’s other income and expenses. The impact of a rising Canadian dollar (or devaluing US dollar) could have significant effect on concentrate product sales in the future, since all such sales are conducted in US currency, while costs are incurred in Canadian dollars. Decrease in interest income is primarily due to lower interest rates earned on working capital.

Foreign exchange gains and losses result primarily from the translation of US dollar denominated monetary assets to Canadian dollars.

For purposes of illustrating management explanation and discussion of the Company’s financial condition and results of operations, please refer to the following table of selected financial information that appears in more detail in the financial statements that accompany this application.

Quarter Ending	Dec 31 2004	Sept 30 2004	June 30 2004	Mar 31 2004	Dec 31 2003	Sept 30 2003	Jun 30 2003	Mar 31 2003
Net Operating	145,875	94,883	199,304	171,306	113,250	21,613	23,256	24,720
Revenue
(Loss) Before	(1,115,097)	(140,903)	(18,310)	71,505	(99,528)	(70,410)	(141,907)	(103,856)
Taxes
(Loss) per Share	(0.08)	(0.01)	(0.01)	(.0.01)	(0.09)	(0.01)	(0.02)	(0.01)
Net Income(Loss)	(1,144,892)	(146,626)	(20,422)	62,395	(809,697)	(105,943)	(182,903)	(119,800)
(Loss) per Share	(0.08)	(0.01)	(0.01)	(0.01)	(0.09)	(0.01)	(0.02)	(0.01)

Liquidity & Capital Resources

Working Capital at Year-end DRC Resources had working capital of $24,200,000, $24,700,000 and $4,000,000 and no debt at December 31st in, respectively, the years 2004, 2003 and 2002. Net equity financings of $4,904,120 in 2000, $1,935,515 in 2002 and $22,500,250 in 2003 and options exercised totaling $2,550,000 in 2004 were the principal sources of working capital.

During 2004 interest income, sale of investment property, gain of marketable securities and a small oil and gas royalty, provided for approximately 62.83% of the Company’s administrative costs. In 2003 and 2002, interest, royalty income and a foreign exchange gains provided for, respectively, approximately 34.98% and 24.52% of the Company’s administrative costs.

In 2000 DRC Resources’ working capital increased significantly due to funding provided by a $5 million Special Warrants Private Placement Offering, which put the Company in a position to make a commitment to a large exploration program on its Afton Copper-Gold Project. In 2002 a $2.1 million private placement of flow-through shares was added to exploration funding, and in 2003 a $24.1 million private place of common shares significantly increased the working capital. In 2004 the exercise of director and employee stock options infused $2,550,000 into the Company’s working capital.

Interest income on its working capital combined with the infusion of capital by the exercise of options enabled the Company to meet its administrative costs and property maintenance programs through the year 2004 without significantly depleting its working capital. DRC’s working capital is sufficient to meet all its present requirements as an exploration company. In order to be in a position to move to the development stage of its Afton Copper-Gold Project, DRC realized that it would be expected to raise at least 10% of the expected capital requirement of about $140 million, in order to attract an institutional lender or mine financing partner, such as a smelter, to the project.

Contractual Obligation for Acquisition of the Afton Copper-Gold Property

By Option to Purchase Agreement (“the Option”) dated September 22, 1999 DRC Resources acquired the exclusive right for 90 days to purchase a 100% undivided working interest in the Afton 1 – 11 (incl.) mineral claims, Record Nos. 372023 – 372026 (incl.) and 372641 – 372647 (incl.) (the “Original Claims”) as to 50% from Westridge Enterprises Ltd., a non-reporting British Columbia company wholly owned by John H. Kruzick, a director, the Chairman of the Board of the Company; and as to 50% from Indo-Gold Development Ltd., a non-reporting British Columbia company owned by John Ball, a geologist. The Option provided for consideration to be a 10% Net Profit Royalty to and a property management agreement with the optionors, with exercise to be by carrying out exploration work and paying Common Shares of DRC Resources as follows:

Due Date(1)			Option Payment		Status	Exploration ($)	Status
On regulatory approval			1,000,000	Shares	Paid
Year	1	(2000)		-		400,000	Performed
Year	2	(2001)	200,000	Shares	Paid	600,000	Performed
Year	3	(2002)	200,000	Shares	Paid	1,000,000	Performed
Year	4	(2003)	200,000	Shares	Paid	1,000,000	Performed
Year	5	(2004)	200,000	Shares	Paid	1,000,000	Performed
Year	6	(2005)	200,000	Shares		1,000,000	Performed
Year	7	(2006)				500,000	Performed
Year	8	(2007)				500,000	Performed
Year	9	(2008)				500,000	Performed
TOTALS			2,000,000	Shares		6,500,000

Note: (1) The initial option payment was due and paid following acceptance of the filing of the Formal Option by the then governing regulatory body, the Canadian Venture Exchange. Subsequent option payments are due to be paid in full on or before the anniversary of the Due Date on November 10th in all future years unless otherwise agreed upon by both parties.

Other than relatively nominal property maintenance costs on projects, the only commitment for material expenditures in either the near or long term is the contractual obligations for completion of the Afton Underground Ancillary Decline, totaling approximately $18 million.

The Company’s source of liquidity is its cash and cash equivalents; however, this is supplemented by interest earned and these sources of cash are considered sufficient to meet near-term financial requirements.

Off-Balance Sheet Arrangements

The Company has concluded service contracts with three persons who are directors and/or members of administrative, supervisory or management bodies.

  Since founding DRC Resources, John H. Kruzick has provided the Company’s direction and management as a consultant through a private company, Westridge Enterprises Ltd., controlled by him and paid on a per diem basis with reimbursement for out-of-pocket expenses until December 31, 2004. On January 1, 2005 Mr. Kruzick was made a salaried employee. By Services Agreement made and approved April 23, 2003 by the Board of Directors and amended October 18, 2004 and January 1, 2005, John H. Kruzick’s employment as Chairman of the Board was formalized.

  Since May 12, 1981, Sharon L. Ross has provided the Company with secretarial and office administrative services as a consultant through a private company, Allshare Holdings Ltd., controlled by her and paid on a per diem basis with reimbursement for out-of-pocket expenses until December 31 2004. On January 1, 2005 Ms. Ross was made a salaried employee. By Services Agreement made and approved April 23, 2003 by the Board of Directors and amended January 1, 2005, Sharon L. Ross’ employment as Corporate Secretary to perform the duties customary to that position was formalized.

  On October 12, 2004, Christopher J. Bradbrook was retained to provide the Company with services pertaining to the position of President and CEO as a consultant paid on an annual basis with re-imbursement for out-of-pocket expenses until December 31, 2004. On January 1, 2005 Mr. Bradbrook was made a salaried employee and continued in his role as President and CEO.

Related Party Transactions

During the year ending December 31, 2004, the Company paid $64,446 compared to $59,362 in the same period for 2003, for secretarial and accounting services invoiced by Allshare Holdings Ltd., a private company in which a director has a 50% interest.

During the year ending December 31, 2004 the Company paid $153,000 compared to $146,375 in the same period for 2003 for consulting and deferred exploration costs invoiced by Westridge Enterprises Ltd., a private company owned by a director of the Company.

A related person of the Chairman was paid $72,600 for consulting services during the year ending December 31, 2004 compared to $63,875 in the same period of 2003.

A director and officer of the Company was paid $46,460.00 for consulting services relating to the office of President from October 12, 2004 – December 31, 2004.

An officer of the Company was paid $101,600 for services as Vice President of Exploration and Development for the Afton Project.

Fourth Quarter

In October 2004, DRC Resources commenced the Afton Underground Ancillary Decline.

During the fourth quarter project costs increased to the budgeted average cost of approximately $1.2 million per month due to the commencement of the 2000 metre underground ancillary decline and construction of the portal facility. The decline provides access for the underground diamond drilling program which is designed to achieve two very important goals. Firstly, it will enable completion of infill drilling in order to upgrade current resources to the reserve category. Secondly, it will facilitate an aggressive exploration program to search for extensions of the known mineralization, and to investigate the potential for additional zones of mineralization. To date, the currently identified mineralization remains open.

Risks

Mineral exploration is a high risk business and there is no assurance that economic mineral deposits will be found on any of DRC’s mineral interests. Positive surface indications and drill results are no guarantee that an economic mineral deposit exists at depth. Fluctuating mineral commodity prices and exchange rates may adversely affect the economics of a mineral deposit. Financial markets can sometimes be negative toward junior exploration companies.

Capital

The information below, relating the capital structure of the company, is at March 22, 2005.

Authorized share capital: 40,000,000 common shares without par value
Issued and outstanding: 13,941,766 common shares without par value
Incentive Stock Options Outstanding:

Number of Options	Exercise Price	Expiry Date
100,000	$6.50	April 13, 2009
600,000	$4.60	October 12, 2009
50,000	$6.81	March 10, 2009
50,000	$4.60	October 13, 2006
(Compensation Options)
345,000	$7.50	November 6, 2005
(Broker’s Compensation
Options)

Additional Information

Additional information on the Company may be found on SEDAR at www.sedar.com or the Company’s website at www.drcresources.com.

Disclaimer

The information contained herein is prepared by the company and believed to be accurate but has not been independently audited or verified, and is provided for informational purposes. This information is not to be construed as an offer nor as a recommendation to buy or sell securities. DRC Resources Corporation, its officers and directors, assume no responsibility for use of this information in any way whatsoever and do not guarantee its accuracy.

Cautionary Note

It should be noted that some of the statements contained in this presentation are not historical facts but may be forward-looking statements. Estimates and statements that describe the Company’s future plans, objectives or goals are examples of forward-looking statements and such statements may include words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of the Company’s mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals, legislative, environmental and other regulatory, political and competitive developments in areas in which the Company operates.

US Investors Should Note: The United States Securities and Exchange Commission permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in our publications such as “resources,” that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.